Exhibit 99.1

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

To:

The Shareholders of Linux Gold Corp.

And To:

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia

The undersigned, on behalf of the Board of Directors of Linux Gold Corp. (the “Board”), hereby confirms that the Board has reviewed the attached Notice of Change of Auditor and the letter from the former auditor of the company, James Stafford, Inc., Chartered Accountants.

The resignation of the former auditor was not considered nor approved by the audit committee of the Company’s board of directors, nor the Company’s board of directors.  As a result of the resignation, the Company has not yet approved the appointment of new auditors and is continuing its search for a new auditor.

Dated at Richmond, British Columbia this 20th day of July, 2009.

By and on behalf of the Board of Directors of Linux Gold Corp.

“John Robertson”

John Robertson, President.